# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Veris Residential, Inc., CIK 0000924901
CUSIP: 554489104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: HARBORSIDE 3, 210 HUDSON ST., STE. 400, JERSEY CITY, New Jersey (NJ), 07311
Date of event which requires filing of this statement: 02/23/2026
Filed by CIK 0001815349
Persons authorized to receive notices and communications: Bow Street LLC, 595 Madison Avenue, 29th Floor, New York, New York (NY), 10022, (212) 554 - 5700

## Reporting persons
- BOW STREET LLC (CIK 0001578964): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,195,930; sole dispositive power 0; shared dispositive power 5,195,930; aggregate amount beneficially owned 5,195,930 (5.6% of the class)
- Howard Shainker: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), personal funds (PF); sole voting power 0; shared voting power 5,195,930; sole dispositive power 0; shared dispositive power 5,195,930; aggregate amount beneficially owned 5,195,930 (5.6% of the class)
- Akiva Katz (CIK 0001815349): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: affiliate funds (AF), personal funds (PF); sole voting power 45,663; shared voting power 5,195,930; sole dispositive power 45,663; shared dispositive power 5,195,930; aggregate amount beneficially owned 5,241,593 (5.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Veris Residential, Inc.
Address of issuer's principal executive offices: HARBORSIDE 3, 210 HUDSON ST., STE. 400, JERSEY CITY, New Jersey (NJ), 07311
Comment: The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed with the Securities and Exchange Commission on October 21, 2022 (as amended, the "Schedule 13D"). This Amendment No. 1 amends and restates Items 2 and 5(a)-(c) and supplements Items 4, 6, and 7 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) Bow Street;

(ii) Howard Shainker; and

(iii) A. Akiva Katz.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons".

Each of the Reporting Persons is party to that certain Joint Filing Agreement, a copy of which is filed herewith as Exhibit 99.1. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The address of the principal office of each Akiva Katz and Bow Street is 595 Madison Avenue, 29th Floor, New York, NY 10022. Howard Shainker is resident in Paris, France with principal office address 229 RUE SAINT HONORE 75001 PARIS, France.
Present principal occupation or employment: The principal business of Bow Street is the performance of investment management and advisory services for certain affiliated and private investment funds and separate managed accounts (collectively, the "Bow Street Funds"). Each of Mr. Katz and Cambridge Western I LLC serves as a Managing Partner of Bow Street Management LP, the managing member of Bow Street. Mr. Shainker serves as Managing Member of Cambridge Western I LLC.
Criminal convictions in the last five years: No Reporting Person during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Bow Street is a limited liability company organized under the laws of Delaware. Mr. Shainker is a citizen of the United States of America and Mr. Katz is a citizen of Canada, Israel and the United Kingdom.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 6 of the Schedule 13D is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by the Reporting Persons. The aggregate percentage of shares of Common Stock reported beneficially owned by each of the Reporting Persons is based upon 93,458,338 shares of Common Stock outstanding as of February 22, 2026, as reported in Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 23, 2026 (the "Merger Agreement").
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the shares of Common Stock as to which each of the Reporting Persons has sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in the shares of Common Stock during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: The Bow Street Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly owned by the Bow Street Funds.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Support Agreement

Concurrently with the execution of the Merger Agreement entered into by and among the Issuer, AC Residential Acquisition LP, AC Residential REIT LLC, AC Residential OP LP, and the operating partnership of the Issuer on February 23, 2026, AC Residential Acquisition LP entered into a Support Agreement (the "Support Agreement") with a fund managed by Bow Street (the "Supporting Stockholder") with respect to shares of Common Stock owned of record or beneficially by the Supporting Stockholder (collectively, the "Subject Shares"). The Support Agreement provides, among other things and on the terms and subject to the conditions thereof, that the Supporting Stockholder will vote all of its Subject Shares in favor of the approval of the Merger (as defined in the Support Agreement) and the other transactions contemplated by the Merger Agreement.

In addition, the Supporting Stockholder has agreed not to take certain actions, including (i) tendering, agreeing to tender or permitting to be tendered any of the Subject Securities (as defined in the Support Agreement) in response to or otherwise in connection with any tender or exchange offer, (ii) transferring (or causing or permitting the transfer of) any Subject Securities (subject to certain exceptions), or (iii) depositing the Subject Shares in a voting trust or enter into any tender, voting or other similar agreement, or grant a proxy or power of attorney, with respect to Subject Shares, or (iv) taking any other action with respect to any of such Supporting Stockholder's Subject Securities that would in any way prevent, interfere with or impair the performance of the Supporting Stockholder's obligations under the Support Agreement.

The Support Agreement will terminate upon the earliest to occur of (a) the valid termination of the Merger Agreement in accordance with its terms; (b) the Effective Time (as defined in the Merger Agreement); (c) with respect to the Supporting Stockholder, the election of the Supporting Stockholder in its sole discretion to terminate the Support Agreement (x) following a Change in Recommendation (as defined in the Merger Agreement) prior to the time the Company Requisite Vote (as defined in the Merger Agreement) is obtained or (y) in the event that the Merger Agreement is amended, modified or supplemented in a manner that (i) decreases the Merger Consideration (as defined in the Merger Agreement) payable to the Supporting Stockholder (other than any such decrease in accordance with the Merger Agreement) or (ii) changes the form of the Merger Consideration payable to the Supporting Stockholder; and (d) with respect to the Supporting Stockholder, the termination of the Support Agreement by written agreement of each of AC Residential Acquisition LP and the Supporting Stockholder.

PSUs and Restricted Share Awards

Mr. Katz has been awarded an aggregate of 26,893.346 shares of Common Stock underlying phantom stock units, respectively (the "PSUs"), which are to be settled entirely in Common Stock upon the termination of Mr. Katz's service on the Board (as defined below) or upon a change in control of the Issuer.

On June 11, 2025, Mr. Katz was granted a time-based restricted share award of 8,541 shares of Common Stock (collectively, the "2025 Restricted Shares") in connection with Mr. Katz's service as a non-management director of the Issuer. The 2025 Restricted Shares vest on the earlier to occur of (a) June 11, 2026, (b) the date of the 2026 annual meeting of stockholders of the Issuer or (c) upon a change in control of the Issuer, and vesting of these 2025 Restricted Shares is conditioned upon Mr. Katz's continued service with the Issuer as a member of its board of directors (the "Board").

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.4 Support Agreement, dated as of February 23, 2026

## Signatures
- BOW STREET LLC: /s/ Akiva Katz, Akiva Katz, Managing Member (02/24/2026)
- Howard Shainker: Howard Shainker, Howard Shainker, individually (02/24/2026)
- Akiva Katz: /s/ Akiva Katz, Akiva Katz, individually (02/24/2026)